UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Thirty-Fourth Amendment

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

VYCOR MEDICAL, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001

(Title of Class of Securities)

92921M203

(CUSIP Number)

Fountainhead Capital Management Limited

17 Bond Street

St. Helier, Jersey, Channel Islands JE2 3NP

+44 (0)1534 630112

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2020

(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

CUSIP No. 92921M203	13D

1.	NAMES OF REPORTING PERSONS Fountainhead Capital Management Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3 below)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 15,643,380

	8.	SHARED VOTING POWER 0

	9.	SOLE DISPOSITIVE POWER 15,643,380

	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,643,380
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.07%
14.	TYPE OF REPORTING PERSON CO

EXPLANATORY NOTE

The purpose of this Schedule 13D filing is to update the ownership of Vycor Medical, Inc. (“the Company”) Common Stock, par value $0.0001 (“Vycor Common Shares”). On March 31, 2020, the Company issued to Fountainhead an aggregate of 535,714 shares of Company Common Stock pursuant to its Fountainhead Consultancy Agreement. As a result of such issuance, Fountainhead’s previously-reporting holdings of Vycor Common Stock (including shares which it has the option to acquire within sixty (60) days of such date) were adjusted to a total of 15,643,380 shares, comprising ownership of 14,983,381 Vycor Common Shares and Options to purchase 660,000 Vycor Common Shares at $0.27 per share for a period of three (3) years from June 30, 2018.

This Schedule 13D is being filed by Fountainhead Capital Management Limited to disclose its ownership of approximately 59.07% of the Company’s outstanding Common Stock.

Item 1. Security and Issuer.

The name of the issuer is Vycor Medical, Inc., a Delaware corporation which has its principal offices at 951 Broken Sound Boulevard. Suite 320, Boca Raton, FL 33487. This statement relates to the Company’s common stock, $0.0001 par value per share.

Item 2. Identity and Background.

(a). This Schedule 13D is being filed by Fountainhead Capital Management Limited, a Jersey, C.I. corporation, which has its principal offices at 17 Bond Street, St. Helier, Jersey, Channel Islands JE2 3NP (the “Reporting Person”).

During the last five years, the Reporting Person has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The reporting person received 535,714 shares of Company Common Stock pursuant to its Fountainhead Consultancy Agreement.

Item 4. Purpose of Transaction.

The reporting person received 535,714 shares of Company Common Stock pursuant to its Fountainhead Consultancy Agreement.

Except as set forth in this Schedule 13D, the Reporting Person has made no proposals, and has entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)	The Reporting Person is the beneficial owner of 15,643,380 shares of the Company’s common stock, representing approximately 59.07% of the outstanding shares of the Company’s common stock. Said amount includes all shares issuable to the Reporting Person on account of all Warrants or Options held by the Reporting Person convertible or exercisable within sixty (60) days of the date of this report. Other than as described therein, the Reporting Person does not own any other securities of the Company. The holder believes the number of shares of the Company’s outstanding common stock including Fountainhead’s Warrants exercisable within sixty (60) days of the date of this report to be 26,484,264 as of April 1, 2020.

(b)	The Reporting Person has the sole power to vote and dispose of the 15,643,380 shares, less the number of shares which are currently subject to issuance only upon the exercise of Warrants or Options.

(c)	Except for the transactions described in the Explanatory Note above, the Reporting Person did not effect any transactions in the issuer’s securities within the past 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person’s securities.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described in the Explanatory Note, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2020

	By:	/s/ Claire Louise Farrow
	Name:	Claire Louise Farrow,
Director

By:	/s/ Claire Louise Machin
Name:	Claire Louise Machin,
Director